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                         UNITED STATES               Expires: August 31, 1999
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                                                    ----------------------------


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                     Worlds.com Inc. (formerly Worlds Inc.)
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                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                           (Title Class of Securities)


                                    981918105
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven G. Chrust
                              c/o David Alan Miller
                            Graubard Mollen & Miller
                          600 Third Avenue, 31st Floor
                            New York, New York 10016
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 April 27, 2000
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.   981918105                                  Page 2 of 8 Pages
--------------------------------                   ----------------------------


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   SGC Advisory Services, Inc.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)*                                      (a)|_|
                                                                   (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)

                   OO - Other
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Connecticut
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                            7        SOLE VOTING POWER

         NUMBER OF                         1,000,000
          SHARES            ---------------------------------------------------
       BENEFICIALLY         8       SHARED VOTING POWER
         OWNED BY
           EACH             ---------------------------------------------------
         REPORTING          9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                           1,000,000
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,000,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.   981918105                                    Page 3 of 8 Pages
---------------------------------                    ---------------------------


1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
                   Steven G. Chrust
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)*                                     (a)|_|
                                                                   (b)|_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*(See Instructions)
                   PF - Personal Funds
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

         NUMBER OF                          563,771
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8        SHARED VOTING POWER
         OWNED BY
           EACH                             1,000,000
         REPORTING          ----------------------------------------------------
          PERSON            9        SOLE DISPOSITIVE POWER
           WITH
                                            563,771
                            ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                         1,000,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,563,771
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Securities and Issuer

     The class of equity securities to which this statement relates is the Common Stock, $.001 par value, of Worlds.com Inc. (formerly Worlds Inc.) ("Company"), a New Jersey corporation, whose principal executive offices are located at 15 Union Wharf, Boston, Massachusetts 02109. This is Amendment No. 2 to a Schedule 13D filed on April 16, 1999.


Item 2.  Identity and Background

     This statement is filed on behalf of SGC Advisory Services, Inc., a corporation organized and existing under the laws of the State of Connecticut ("SGC") and Steven Chrust. SGC is in the business of consulting and financial advice. SGC's business address is 1786 Bedford Street, Stamford, Connecticut 06905.

     Steven G. Chrust is the president and sole shareholder of SGC. Mr. Chrust's business address is 1786 Bedford Street, Stamford, Connecticut 06905. Mr. Chrust is the President of SGC. Mr. Chrust is a United States citizen.

     Neither SGC nor Mr. Chrust has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     Neither SGC nor Mr. Chrust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

     The warrants to purchase 1,000,000 shares of Common Stock of the Company on April 13, 1999 being reported upon in this Schedule 13D, were acquired by SGC as consideration for consulting services being rendered to the Company described in
Item 6.

     Mr. Chrust beneficially owns the 1,563,771 shares of Common Stock being reported upon in this Schedule 13D as follows: (i) 1,000,000 shares of Common Stock, issuable upon the exercise of presently exercisable warrants granted to SGC as consideration for consulting services; (ii) 11,000 shares of Common Stock held of record jointly by Steven and Sharon Chrust, acquired at a price per share of $1.00 on October 21, 1997, purchased directly from the Company; (iii) 60,000 shares of Common Stock held of record by Bear Stearns Securities Corp., as custodian for Mr. Chrust's self- directed Individual Retirement Account, acquired at a price per share of $1.00 on October 21, 1997, purchased directly from the Company; (iv) 15,000 shares of Common Stock held of record by Steven Chrust BSSC Master Def Contribution Profit Sharing Account, acquired at a price per share of $1.6125 on December 7, 1998, purchased in an open market transaction through the OTC Bulletin Board; (v) 1,000 shares of Common Stock


                                Page 4 of 8 Pages
held of record by Steven Chrust BSSC Master Def Contribution Profit Sharing Account, acquired at a price per share of $1.545 on December 7, 1998, purchased in an open market transaction through the OTC Bulletin Board; (vi) 15,000 shares of Common Stock held of record by Eve Chrust, Mr. Chrust's daughter which she acquired by gift from Mr. Chrust; (vii) 15,000 shares of Common Stock held of record by Liza Chrust, Mr. Chrust's other daughter which she acquired by gift from Mr. Chrust; (viii) 30,000 shares of Common Stock, held of record jointly by Steven and Sharon Chrust, acquired at a per share price of $1.00 on June 28, 1999, directly from the Company, (ix) 15,000 shares of Common Stock, issuable upon the exercise of presently exercisable warrants held by Steven and Sharon Chrust, jointly, purchased on June 28, 1999, directly from the Company; (x) 302,939 shares of Common Stock held of record by Mr. Chrust, purchased on March 10, 2000 in a private transaction from Steven A. Greenberg at a purchase price of $3.301 per share; and (xi) an aggregate of 287,500 shares of Common Stock, issuable upon the exercise of options granted to Mr. Chrust in his capacity as a director of the Company, of which 98,832 shares are currently purchasable. Each of the above cash purchases of securities was made using personal funds of Mr. Chrust.

Item 4. Purpose of Transactions

     Mr. Chrust holds his shares of Common Stock and any shares of Common Stock he may acquire upon exercise of the warrants for investment.

     Steven G. Chrust is a member and Chairman of the Board of Directors of the Company. Although Mr. Chrust, in his capacity as a member and Chairman of the Board of Directors of the Company, may be involved in the consideration of various proposals considered by the Board of Directors of the Company, neither Mr. Chrust nor SGC has current plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5. Interest in Securities of the Issuer

     SGC holds warrants to purchase 1,000,000 shares of Common Stock. Accordingly, SGC is the beneficial owner of 1,000,000 shares of Common Stock. This represents a beneficial ownership equal to 5.3% of the outstanding Common


                                Page 5 of 8 Pages

Stock of the Company. Mr. Chrust, as President of SGC, has sole power to exercise the warrants and, upon issuance of the Common Stock, to vote and dispose of the shares of Common Stock.

     Pursuant to a Purchase and Option Agreement, dated March 10, 2000, Steven Greenberg sold to Mr. Chrust options (the "Options") at $.007335 per share to purchase 1,363,342 shares of Common Stock at an exercise price of $3.301 per share. On April 27, 2000, Mr. Chrust, in a private transaction, assigned 1,317,780 of the Options at a price of $.0007335 per option. The remaining 45,562 Options were canceled for no value.

     Mr. Chrust beneficially owns the 1,563,771 shares of Common Stock being reported upon in this Schedule 13D as follows: (i) 1,000,000 shares of Common Stock issuable upon exercise the warrants held by SGC; (ii) 41,000 shares of Common Stock held of record by Steven and Sharon Chrust jointly; (iii) 60,000 shares of Common Stock held of record by Bear Stearns Securities Corp., as custodian for Mr. Chrust's Individual Retirement Account; (iv) 16,000 shares of Common Stock held of record by Steven Chrust BSSC Master Def Contribution Profit Sharing Account; (v) 15,000 shares of Common Stock held of record by Eve Chrust, Mr. Chrust's daughter; (vi) 15,000 shares of Common Stock held of record by Liza Chrust, Mr. Chrust's other daughter; (vii) 15,000 shares of Common Stock, issuable upon the exercise of presently exercisable warrants granted to Steven and Sharon Chrust, jointly; (viii) 302,939 shares of Common Stock held of record by Mr. Chrust; and (ix) 287,500 shares of Common Stock issuable upon the exercise of options held by Mr. Chrust, of which 98,832 shares are currently purchasable.

     Mr. Chrust's beneficial ownership of 1,563,771 shares represents a beneficial ownership equal to 8.3% of the outstanding Common Stock of the Company. Mr. Chrust has the direct and indirect power to vote and dispose of the above shares of Common Stock.


Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

     On March 23, 1999, SGC entered into a Financial Advisory and Consulting Agreement with the Company ("Consulting Agreement") pursuant to which the Company engaged SGC to render consulting advice for a period of 36 months from April 13, 1999, and SGC was granted warrants to purchase 1,000,000 shares of the Company's Common Stock. In addition, Mr. Chrust was appointed as a member and Chairman of the Board of Directors of the Company.

     On April 13, 1999, Michael Scharf and Thomas Kidrin, directors and shareholders of the Company, and Steven Greenberg, a shareholder of the Company, agreed to contribute to the capital of the Company for cancellation 318,750, 300,000 and 881,250 shares respectively. Each of them also agreed that during the term of the Consulting Agreement, they will vote any shares of stock of the Company which they own or subsequently acquire, or over which they have voting control, for the election of Mr. Chrust as a director of the Company at any meeting of the Company held for the purpose of electing directors and will sign any written consent to elect Mr. Chrust as a director if such written consent is provided in lieu of a meeting.

                                Page 6 of 8 Pages

     On April 13, 1999, the Company issued to SGC warrants to purchase 1,000,000 shares of the Company's Common Stock as consideration for consulting services SGC is rendering to the Company. The warrants are immediately exercisable at an exercise price of $.50 per share and expire on April 13, 2006. The warrants are fully earned by SGC and may not be terminated by the Company for any reason. The warrant and the securities underlying the warrant cannot be transferred unless applicable securities laws are complied with. The warrant also provides for demand and "piggy-back" registration rights, indemnification of SGC under the Securities Exchange Act of 1934, as amended, anti-dilution provisions, a requirement by the Company to reserve the number of shares of Common Stock issuable upon the exercise of the warrant and preemptive rights.

Item 7. Materials to be Filed as Exhibits

       (10.1) Joint Filing Agreement dated as of April 14, 1999 (Previously Filed).*

       (10.2) Financial Advisory and Consulting Agreement, dated March 23, 1999, between the Company and SGC Advisory Services, Inc. (Previously Filed).*

       (10.3) Warrant to purchase 1,000,000 shares of the Company's Common Stock issued to SGC Advisory Services, Inc., dated April 13, 1999 (Previously Filed).*

       (10.4) Contribution/Voting Agreement, dated April 13, 1999 among Messrs. Scharf, Kidrin and Greenberg (Previously Filed).*

       *          Previously filed with Schedule 13D filed on April 16, 2000.

                                Page 7 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:   May 3, 2000

                                          SGC Advisory Services, Inc.

                                               /s/ Steven G. Chrust
                                          -------------------------------
                                          By: Steven G. Chrust, President

                                          /s/ Steven G. Chrust
                                          -------------------------------
                                              Steven G. Chrust



                                Page 8 of 8 Pages